3/31/02

FORM 6-K 02029867

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Encs.

1. A News Release issued on 1 March 2002 advising that BOC had reached agreement with Linde AG to combine its process plants business based in Murray Hill, New Jersey, US with Linde's process plant operation based in Tulsa, Oklahoma, US.

2. A notification dated 6 March 2002 advising of the exercise of options and sale of some of the shares acquired by M F C Miau a director of the Company.

3. A notification dated 6 March 2002 advising that The Capital Group Companies, Inc had notified that they held a 3.44% interest in the issued share capital of The BOC Group plc.

4. A notification dated 6 March 2002 advising that Putnam Investment Management, LLC and The Putnam Advisory Company, LLC had notified that their interest in the issued share capital of The BOC Group plc had reduced to 2.193% from 3.226%.

5. A notification dated 8 March 2002 advising that Brandes Investment Partners, L.P. had notified that their interest in the issued share capital of The BOC Group plc had reduced to 2.9% from 4.3%.

6. A notification dated 18 March 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 103,264 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

7. A notification dated 22 March 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 12,500 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 2 April 2002 ______________________

By: ______________________

Carol Hunt
Deputy Company Secretary

y:\sec\6k\apr2002.doc

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE
1 March 2002

BOC and Linde to combine plant engineering operations and technology

(Windlesham, UK, 1 March 2002) BOC has reached agreement with Linde AG to combine its process plant business based in Murray Hill, New Jersey, US with Linde's process plant operation based in Tulsa, Oklahoma, US.

The new entity, Linde BOC Process Plants LLC, will be based in Tulsa and is scheduled to start its activities by the summer of 2002. BOC will have a 30 per cent holding in the new entity.

BOC and Linde will also combine their process plants research and development capabilities, related to the production of industrial gases, which are currently based in Murray Hill and Munich, Germany respectively.

BOC Process Plants is part of BOC Process Gas Solutions, the arm of BOC that provides tailored solutions to the process needs of some of the world's largest corporations, primarily in industries such as oil refining, chemicals and steel. Dick Grant, chief executive of BOC Process Gas Solutions, said: 'We continue to look at extending the range and quality of the solutions we can offer our customers anywhere in the world and at managing our cost base. This agreement with Linde achieves both objectives.' BOC expects cost savings to be worth around £15 million a year and most of these will be attained in calendar 2003.

continues

Aldo Belloni, member of the Executive Board of Linde AG, commented: 'Linde Engineering has valued the business with BOC Process Plants for many years, as substantiated by numerous successful projects, including the world's largest air separation facility in Mexico. This combination will cement our relationship with BOC in the field of gas processing technologies and provide a wider basis for their commercial application.'

The new Linde BOC Process Plants operation will employ some 500 people, including 250 in fabrication shops at Port of Catoosa, Oklahoma and Holly Springs, Georgia. It will cover all engineering aspects from initial engineering studies, through construction, to commissioning of a full range of plants: air separation, hydrogen and carbon monoxide generation and purification, helium liquefaction and recovery and other refinery and chemical facilities. It will have access to technology from The BOC Group, Linde AG and third parties.

BOC and Linde will each continue separately to market and sell process solutions to end-customers.

The BOC Group (LSE: BOC) is one of the world's largest suppliers of industrial gases, a leading supplier of materials, systems and services in the semiconductor industry and a specialist logistics company. BOC serves two million customers in more than 50 countries. It employs nearly 43,000 people and had annual sales of more than £4 billion in 2001. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com.

Contact: Christopher Marsay, Group Manager - Investor Relations, The BOC Group
Tel. 01276 477222 (International +44 1276 477222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 07.00 HRS ON 6 MARCH 2002 UNDER REF. NO. 4735S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

Matthew Feng Chiang MIAU

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Matthew Feng Chiang MIAU

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of option held under The BOC Group Executive Share Option Scheme 1995 and part sale of shares acquired

7) Number of shares/amount of stock acquired

10,000

8) Percentage of issued class

Less than 0.1%

9) Number of shares/amount of stock disposed

7,719

10) Percentage of issued class

Less than 0.1%

11) Class of security

Ordinary shares of 25p each

12) Price per share

5,000 exercised at 722p per share, 5,000 exercised at 919p per share and sale of 7,719 shares at 1066.78p per share

13) Date of transaction

5 March 2002

14) Date company informed

5 March 2002

15) Total holding following this notification

2,281

16) Total percentage holding of issued class following this notification

Less than 0.1%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Carol Hunt, Deputy Company Secretary 01276 807759

25) Name and signature of authorised company official responsible for

making this notification

Carol Hunt, Deputy Company Secretary

Date of Notification......5 March 2002....................

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 10.53 HRS ON 6 MARCH 2002 UNDER REF. NO. 4908S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The BOC Group plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in (2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

4 March 2002

11) Date company informed

6 March 2002

12) Total holding following this notification

17,056,237

13) *Total percentage holding of issued class following this notification*

3.44%

14) Any additional information

In a letter dated 4 March 2002 and received on 6 March 2002 The BOC Group plc has been notified pursuant to section 198 of the Companies Act that The Capital Group Companies, Inc has a 3.44% notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held by investment management companies, of which The Capital Group Companies, Inc is the parent, as detailed below:

Capital Guardian Trust Company	10,732,448 shares	2.16%
Capital International Limited	6,001,289 shares	1.21%
Capital International S.A.	272,500 shares	0.06%
Capital Research and Management Company	50,000 shares	0.01%

Neither The Capital Group Companies, Inc nor any of its affiliates own shares for its own account. The shares above are owned by accounts under the discretionary investment management of one or more of the investment management companies listed above.

15) Name of contact and telephone number for queries

Carol Hunt, Deputy Company Secretary 01276 807759

16) Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification ......6 March.......2002.....

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The BOC Group plc

2) Name of shareholder having a major interest

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of parties named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

1 March 2002

11) Date company informed

6 March 2002

12) Total holding following this notification

10,789,220

13) Total percentage holding of issued class following this notification

2.193%

14) Any additional information

The BOC Group plc had previously been advised that pursuant to section 198 of the Companies Act that Putnam Investment Management, LLC and The Putnam Advisory Company, LLC had 3.226% interest in the issued Ordinary share capital of the Company.

In a letter dated 1 March 2002, received 6 March 2002, The BOC Group plc has been notified that Putnam Investment Management, LLC and The Putnam Advisory Company, LLC no longer have a notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.193%.

15) Name of contact and telephone number for queries

Carol Hunt, Deputy Company Secretary 01276 807759

16) Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification ....6 March ....2002.....

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 11.02 HRS ON 8 MARCH 2002 UNDER REF. NO. 6465S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The BOC Group plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in (2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each and American Depository Receipts

10) Date of transaction

See 14 below

11) Date company informed

8 March 2002

12) Total holding following this notification

9,628,527 Ordinary shares and 2,516,899 American Depository Receipts at 01/03/02

13) Total percentage holding of issued class following this notification

2.9%

14) Any additional information

Brandes Investment Partners, L.P. manages the investments of its clients on a discretionary basis and has advised in a letter dated 7 March 2002 received on 8 March that as at 1 March 2002 it was interested in approximately 2.9% (previously 4.3%) of the issued Ordinary shares capital of The BOC Group plc representing 9,628,527 Ordinary shares and 2,516,899 American Depository Receipts.

Their letter indicates that the registered holders are approximately 265 custodian banks unaffiliated with Brandes Investment Partners, L.P.

15) Name of contact and telephone number for queries

Carol Hunt 01276 807759

16) Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification ....8 March 2002.....

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 14.25 HRS ON 18 MARCH 2002 UNDER REF. NO. 1425T

18 March 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 18 March 2002 of 103,264 Ordinary shares of 25p each in the Company at a sale price of 1064.91p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 103,264 Ordinary shares, the Trustee now holds 4,857,642 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,857,642 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 14.39 HRS ON 22 MARCH 2002 UNDER REF. NO. 4490T

22 March 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 22 March 2002 of 12,500 Ordinary shares of 25p each in the Company at a sale price of 1072.55p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 12,500 Ordinary shares, the Trustee now holds 4,845,142 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,845,142 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.